FOR IMMEDIATE RELEASE           Contact-Guy T. Marcus
April 23, 1997                          Vice President-Inv. Rel.
                                        (214) 978-2691

    HALLIBURTON FIRST QUARTER NET INCOME UP 82 PERCENT

     DALLAS, Texas -- Halliburton Company (NYSE-HAL) announces 1997 first quarter net income of $83.0 million ($.65 per share), an increase of 82 percent compared to 1996 first quarter net income of $45.5 million ($.36 per share). Halliburton Company's 1997 first quarter consolidated revenues were $1,897.5 million, up 11 percent from the year earlier period. Profitability increased because of substantial earnings improvement at both the Energy and the Engineering and Construction business segments.

     The Energy Group business segment's 1997 first quarter revenues increased 29 percent to $1,120.3 million compared to the 1996 quarter, while 1997 first quarter operating income increased 49 percent to $117.2 million compared to the year earlier quarter. Strong growth was experienced by both U.S. and international business operations where revenue increases of 31 percent and 27 percent, respectively, were achieved as compared to a year earlier.

     The Engineering and Construction Group's 1997 first quarter revenues totalled $777.2 million, a decline of 7 percent compared to the 1996 quarter. The winding down of a logistical support contract for U.S. Army troops in Bosnia resulted in revenue reduction of more than $150 million in the 1997 first quarter compared to a year ago. However, operating income more than doubled to $29.4 million in the 1997 first quarter compared to last year's first quarter. The business segment is now benefitting from efficiencies created by a restructuring program initiated during 1996, as well as giving greater emphasis to fixed-price contracts with greater profit margin potential.

     Dick Cheney, Halliburton Company's chairman of the board, president and chief executive officer, commented, "The substantial financial and operating improvement at both of the Company's business segments is encouraging. The Energy Group has been aided by a combination of stronger general market conditions as well as the successful introduction of new technologies, continued emphasis on programs designed to enhance operating efficiencies, and the implementation of alliances and energy development projects requiring a wide range of services from the Company for its clients around the world. Since mid-year 1996 Brown & Root's employees have made notable progress implementing a restructuring program and strategic initiatives which are now beginning to visibly benefit our core Engineering and Construction business.

     "Progress on implementing key strategic initiatives and cost reduction programs during the 1997 first quarter gives momentum that should benefit the Company in future periods."

     Halliburton Company is one of the world's largest diversified energy services, engineering, maintenance, and construction companies. Founded in 1919, Halliburton provides a broad range of energy services and products, industrial and marine engineering and construction services.

                          # # #


                   HALLIBURTON COMPANY
            CONSOLIDATED STATEMENTS OF INCOME
                       (UNAUDITED)

                             Quarter Ended
                                March 31
                          ---------- -----------
                             1997        1996 *
                          ----------  ----------
             Millions of dollars except per share data
Revenues
 Energy Group             $  1,120.3  $    871.5
 Engineering and
  Construction Group           777.2       833.2
                          ----------  ----------
  Total revenues          $  1,897.5  $  1,704.7
                          ==========  ==========
Operating income
 Energy Group             $    117.2  $     78.9
 Engineering and
  Construction Group            29.4        13.7
 Special charges                  -        (12.2)
 General corporate              (7.9)       (8.8)
                          ----------  ----------
  Total operating income       138.7        71.6

Interest expense                (6.1)       (5.0)
Interest income                  4.4         3.8
Foreign currency gains           1.0         1.0
Other nonoperating, net          0.6         0.6
                          ----------  ----------
Income before income
 taxes and minority
 interests                     138.6        72.0

Provision for
 income taxes                  (52.7)      (26.6)

Minority interest in net
  (income) loss of
  subsidiaries                  (2.9)        0.1
                          ----------  ----------
Net income                $     83.0  $     45.5
                          ==========  ==========

Income per share:**       $     0.65  $     0.36

Average common and common
 share equivalents
 outstanding                   127.7       125.4

*   Restated  for  Landmark  Graphics   Corporation  pooling  of  interests  and
    realignment of business segments.

** Per share amounts are based upon average number of common and common share equivalents outstanding.